UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2018

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 29, 2018	By:	/s/ Julian Lin
Name: Julian Lin
Title: President

THIRD QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q3 2018 Results

SHENZHEN, PRC – October 29, 2018 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the third quarter ended September 30, 2018.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2018	Q3 2017	YoY(%)(c)	9M 2018	9M 2017	YoY(%)(c)
Operation income	$7	$529	(98.7)	$7	$1,664	(99.6)
Net operation income	$7	$529	(98.7)	$7	$1,664	(99.6)
Operating loss	$(3,974)	$(1,627)	—	$(17,245)	$(5,354)	—
per share (diluted)	$(0.10)	$(0.04)	—	$(0.46)	$(0.14)	—
Net (loss) income (a) (b)	$(3,697)	$2,522	—	$(6,974)	$6,421	—
Basic (loss) income per share	$(0.10)	$0.07	—	$(0.18)	$0.18	—
Diluted (loss) income per share	$(0.10)	$0.07	—	$(0.18)	$0.17	—
Weighted average number of shares (’000)
Basic	38,159	36,927		37,756	36,656
Diluted	38,159	37,731		37,756	37,332

Notes:

(a)

Net loss for the three months ended September 30, 2018 mainly included general and administrative expenses of $4.0 million and exchange loss of $1.3 million, as a result of the depreciation of the Renminbi against the U.S. dollar during the three months ended September 30, 2018; offset in part by interest income of $1.5 million earned from time deposits.

(b)

Net loss for the nine months ended September 30, 2018 mainly included general and administrative expenses of $17.3 million, which mainly included a compensation for loss of office of $3.9 million for the retirement of our former chairman, salary & benefits of $5.3 million, option expenses of $2.4 million for new directors, officers and employees, depreciation of $2.9 million, and audit, legal & professional fees of $1.2 million; offset in part by a gain of $6.8 million on disposal of property in Hong Kong and interest income of $4.6 million earned from time deposits.

(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)

Capitalization on project investment was $17.8 million for the third quarter of 2018, totaling $23.4 million for the nine months ended September 30, 2018, and our accumulated project investment was $72.4 million through September 30, 2018, which was recorded under the account of “real estate properties under development” in the balance sheet as of September 30, 2018.

(e)

This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of the third quarter of 2018 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2018

Key Highlights of Financial Position

	As of September 30,		As of December 31,	As of September 30,
	2018		2017	2017
Cash, cash equivalents and short term investments	$140.9 million(a)	(b)	$165.2 million	$171.4 million
Ratio of cash(c) to current liabilities	6.16		9.32	13.81
Current ratio	6.44		9.61	15.72
Ratio of total assets to total liabilities	11.07		14.79	21.29
Return on equity	(3.9)%		1.6%	3.5%
Ratio of total liabilities to total equity	0.10		0.07	0.05

 Notes:

(a)

Compared to December 31, 2017, the decrease of $24.3 million in cash, cash equivalents and short-term investments was mainly due to a decrease of $9.9 million used for land development projects that was recorded under the account “real estate properties under development” in the balance sheet as of September 30, 2018, decrease of $7.9 million for dividends and exchange loss of $8.6 million, as a result of the depreciation of the Renminbi against the U.S. dollar during the nine months ended September 30, 2018; offset in part by the proceeds of $9.7 million from disposal of an office property in Hong Kong.

(b)

Compared to September 30, 2017, the decrease of $30.5 million in cash, cash equivalents and short-term investments was mainly due to $17.0 million used for land development projects that was recorded under the account “real estate properties under development” in the balance sheet as of September 30, 2018, payments of $10.5 million for dividends, and exchange loss of $7.1 million as a result of the depreciation of the Renminbi against the U.S. dollar from September 30, 2017 to September 30, 2018; offset in part by the proceeds of $9.7 million from selling an office property in Hong Kong and proceeds of $4.6 million from shares issued upon the exercise of certain share options.

(c)

Cash in the financial ratio included cash, cash equivalents and short-term investments in the amount of $140.9 million, $165.2 million and $171.4 million as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.

OPERATING RESULTS

Operating loss for the third quarter of 2018 was $4.0 million, an increase of $2.4 million, compared to an operating loss of $1.6 million in the third quarter of 2017, when there was rental income derived from our land and buildings located in Gushu, Shenzhen, prior to the expiration of its lease agreement in October 2017, to offset the operating losses.

Net loss for the third quarter of 2018 was $3.7 million compared to a net income of $2.5 million in the third quarter of 2017. Net loss for the third quarter of 2018 mainly consisted of general and administrative expenses of $4.0 million and exchange loss of $1.3 million as a result of the depreciation of the Renminbi against the U.S. dollar in the third quarter of 2018; offset in part by interest income of $1.5 million earned from time deposits. Net income for the third quarter of 2017 mainly consisted of exchange gain of $2.6 million, as a result of the appreciation of the Renminbi against the U.S. dollar in the third quarter of 2017, and interest income of $1.7 million earned from time deposits; offset in part by general and administrative expenses of $2.2 million. Net loss per diluted share for the third quarter of 2018 was $0.10 compared to net income per diluted share of $0.07 for the third quarter of 2017.

Net loss for the nine months ended September 30, 2018 was $7.0 million compared to a net income of $6.4 million for the nine months ended September 30, 2017. Net loss for the nine months ended September 30, 2018 mainly consisted of general and administrative expenses of $17.3 million and exchange loss of $1.4 million, as a result of the depreciation of the Renminbi against the U.S. dollar in the nine months ended September 30, 2018; offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong and interest income of $4.6 million earned from time deposits. Net income for the nine months ended September 30, 2017 mainly consisted of interest income of $6.0 million earned from time deposits and an exchange gain of $6.2 million, as a result of the appreciation of the Renminbi against the U.S. dollar during the nine months ended September 30, 2017; offset in part by general and administrative expenses of $7.0 million. Net loss per diluted share for the nine months ended September 30, 2018 was $0.18 compared to net income per diluted share of $0.17 for the nine months ended September 30, 2017.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to U.S. dollars for reporting purposes has resulted in a foreign exchange loss in the third quarter of 2018. Due to the fluctuation of the exchange rate for the Renminbi against the U.S. dollar, the foreign exchange loss for the third quarter of 2018 was $1.3 million, or approximately 36% of the amount of our net loss for this period. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of U.S. dollar against the Renminbi to materially and adversely impact our business.

Capitalization on project investment was $17.8 million for the third quarter of 2018, totaling $23.4 million for the nine months ended September 30, 2018 and our accumulated project investment was $72.4 million as of September 30, 2018, which was recorded under the account of “real estate properties under development” in the balance sheet as of September 30, 2018.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of the third quarter of 2018 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly.

For Nam Tai Inno Park, we have begun the main construction phase starting from June 2018. We endured a severe typhoon in September without material damage or delay. With the construction underway, management has turned the page and shifted our focus to strengthening the technology infrastructure that will be offered to attract and retain the optimum tenants.

While many technology brands and manufacturers already have a presence in Guangming, Shenzhen, Nam Tai Inno Park will target enterprises of all sizes and stages of development to build a fuller ecosystem. We plan to build a general technology infrastructure that will be attractive to businesses of various sizes and also offer less tangible support and services to medium-sized and start-up enterprises. We are currently focusing on developing various platforms and services, including: (i) intelligent building management platform, which is expected to include security and various energy consumption and environmental monitoring systems; (ii) public amenities platform, which is expected to offer use of shared services such as meeting rooms, conference planning, and other physical public amenities; and (iii) industrial and business service platform, which is expected to offer government liaisons, and business and capital introduction services.

For Phase I of Nam Tai Inno City, we are currently focusing our development efforts on designing the complex in a way so as to maximize its value based on the latest market outlooks. We will continue to follow our plan of development and expect to receive the relevant Land Use Right Certificate before March 2019.

For Phase II of Nam Tai Inno City, we are continuing to subdivide and renovate the existing buildings for short-term leases targeting start-up companies. We have successfully leased out offices and workshops to tenants in smartphone optical components and drone manufacturing industries. We decided to lease out our current spaces to early stage companies due to our demolition and construction schedule, which is planned to occur in a few short years, making the existing buildings less attractive to industrial tenants with scaled operations and longer time horizons. Our primary focus is not to generate significant revenue but to maintain the active operation of the facilities ahead of their redevelopment, which is expected to start in March 2023. We also relocated a part of our headquarters from the future site of Phase II of Nam Tai Inno City to our Qianhai office on September 10, 2018.

As for our Wuxi facilities, we have rented it to a third party for further renovation and development commencing from October 2018.

Following below are summaries of our Nam Tai Inno Park and Nam Tai Inno City projects:

Part I: Gross Floor Areas for the Two Projects:

	Inno Park		Inno City – Phase I		Inno City – Phase II
			(In square meters, except plot ratios)
Land area		103,739		22,364		22,367
Plot ratios		2.59		6.00		6.00
Gross floor area (GFA)	Office	175,406	Office + Soho	93,930	Office + Soho	93,950
	Apartment	61,000	Apartment	24,150	Apartment	24,150
	Commercial	28,594	Commercial	12,500	Commercial	12,500
	Other	4,159	Other	3,600	Other	3,600
		269,159		134,180		134,200
Underground floor area (GFA)		62,673		54,000		36,000
Total construction floor area (CFA)		331,832		188,180		170,200
Note:

The plot ratio for Inno City – Phase II has not been approved yet. The figures only represent the current plan. All figures above are also subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the Two Projects:

Main Certificates		Estimated Completion Time
		Inno Park	Inno City Phase I	Inno City Phase II	2017	2018	2019	2020	2021	2022	2023	2024	2025
A	Land Use Permit	Obtained Jun 2015	Obtained May 2018	Nov 2021
B	Land Use Right Certificate	Obtained Sep 2015	Mar 2019	Feb 2022
C	Construction Planning Permit	Obtained Aug 2017	May 2019	Feb 2023
D1	Early Construction Permit for Pile Foundation	Obtained May 2017	N/A	N/A
D2	Construction Permit for the Main Structure	Obtained May 2018	Jul 2019	Mar 2023
D3	Construction Acceptance Certificate for the Main Structure	Dec 2019	May 2021	Jan 2025
D4	Construction Completion	Dec 2020	Feb 2022	Nov 2025
E	Property Ownership Certificate	Jun 2020	Nov 2021	Jul 2025
Notes: 1. ▲ represents “Inno Park”, while represents “Inno City – Phase I” and represents “Inno City – Phase II”.

Part III: Budgetary Estimate for the Two Projects:

		Inno Park	Inno City – Phase I	Inno City – Phase II
		(US$ in million)
1.	Planned Development Costs(1)	312	203	212
2.	Planned Operating Costs(2)	34	37	41
Notes:

1. Our planned development costs of $727 million is based on our schematic design estimations. This estimate is used by us for cost control purposes to monitor design and construction costs. This estimate does not include the costs of interior furnishing for the apartments and makes no adjustment for inflation or financing costs. If the developed properties are offered for sale, the costs would also have to include payment for additional land premium and land appreciation tax.

2. Our planned operating costs of $112 million include project related overhead from the commencement of each project until its scheduled construction completion and do not include other non-project related operating expenses of our Company. This estimate does not include the costs of marketing and interior furnishing for the apartments and makes no adjustment for inflation or financing costs.

 Potential Risks in Our Business

Because our projects are mainly in the initial and development stages, we currently derive a majority of our income from interest income. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (the “PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2018 and 2019. We expect to continue to incur operating losses in the fourth quarter of 2018 and beyond. With this lower interest rate environment and continued decrease in our level of deposits, we expect our income offset against operating losses to materially decrease in future periods, which will accelerate our decline of cash and cash equivalents and other short-term investments.

We only became a real estate developer after our electronic manufacturing businesses ceased in 2014. To ensure our successful transformation, we have engaged external advisors and sought potential strategic partners and investors, including Kaisa Group Holdings Ltd., to support our projects. We cannot assure you that our restructuring plan can be carried out smoothly and our efforts will be sufficient enough to carry out a transformation of this magnitude. In addition, all of our land development related applications are subject to government policies and regulations in the real estate market. We may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to U.S. dollars for our reporting purposes has resulted in a foreign exchange loss in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of the U.S. dollar against Renminbi. However, as a majority of our payments are in Renminbi, we also do not expect the movement of the U.S. dollar against Renminbi to adversely impact our business. Nevertheless, investors should consider that the purchasing power of U.S. dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

The recent trade disputes between the U.S. and China and the imposition of higher tariffs by the U.S. government for the importation of goods manufactured in China have further accelerated the transformation of Shenzhen from an export-oriented economy to one that relies on domestic consumption. Such transformation has brought upon a level of uncertainty on the strength of China’s economy and may also negatively impact the speed of Shenzhen’s development. If uncertainty prolongs, we cannot assure you it would not negatively affect the sale or lease of our property upon completion.

In order for the projects to proceed smoothly and the transformation of our business to succeed, we will need to access additional funding. To do so, we will negotiate loans and credit lines with banks to source funds needed to assist in the future development of our projects. These loan agreements and debt instruments often contain covenants limiting our flexibility in operating our business and can contain requirements that we meet certain milestones in our projects’ developments. While we have obtained a credit facility from China Construction Bank to support our financing of the Nam Tai Inno Park project in part, there can be no assurance that changes in the macroeconomic environment or government policies in China would not restrict China Construction Bank’s or any other state-owned Chinese bank’s funding ability, or that we will be able to continue to enter into agreements and instruments with other financial institutions successfully. Furthermore, failure to comply with any terms required by the funding agreements or instruments may delay our developments as we seek alternative sources of funding or prevent us from completing the developments.

According to our project development plan, project investment for the fourth quarter of 2018 is estimated to be $48.7 million, and project investment for the year of 2018 is estimated to be $72.1 million.

As of September 30, 2018, we had a total cash balance of $140.9 million and no debt. With our current cash position and the credit line from China Construction Bank, which we have yet to draw on, we believe our financial position remains sufficient to fund the initial stage of the Nam Tai Inno Park project as currently planned.

For more information on risks associated with our business, please refer to the Risk Factors section of our 2017 Annual Report on Form 20-F as filed with the SEC and on our website.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2018

As announced on October 30, 2017, the Company set the payment schedule of quarterly dividends for 2018. The dividend for the third quarter of 2018 was paid on October 19, 2018.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2018.

Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2018	December 31, 2017	January 19, 2018	$0.07	Paid
Q2 2018	March 31, 2018	April 20, 2018	$0.07	Paid
Q3 2018	June 30, 2018	July 20, 2018	$0.07	Paid
Q4 2018	September 30, 2018	October 19, 2018	$0.07	Paid
Full Year 2018			$0.28

PAYMENT OF QUARTERLY DIVIDENDS WILL NOT CONTINUE IN 2019

In 2019, the Nam Tai Inno Park project will be in the midst of its building phase, which will require significant cash usage. The trade disputes between the U.S. and China may also result in additional changes in China’s monetary and industrial policy. Our Board of Directors considered these factors and decided against declaring any future dividends or setting a dividend schedule for 2019 at this time. As China’s economy improves or the direction of its government policy is clarified, our Board of Directors may revisit this decision and make further determination at that time.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2018

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2017 to release the quarterly financial results for 2018. Details of the expected quarterly release dates are as follows:

 Announcements of Financial Results

Quarter	Date of Release
Q1 2018	April 30, 2018 (Monday)
Q2 2018	July 30, 2018 (Monday)
Q3 2018	October 29, 2018 (Monday)
Q4 2018	January 28, 2019 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in our ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of our cash position and other sources of liquidity to fund our property developments; continued inflation and appreciation of the Renminbi against the U.S. dollar; and rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time. Whether dividends will be declared in the future depends upon our future growth and earnings, of which there can be no assurance, as well as our cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on our common shares will be declared beyond those declared in 2018, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(In Thousands of US dollars except share and per share data)

	Unaudited Three months ended September 30,		Unaudited Nine months ended September 30,
	2018	2017	2018	2017
Operation income (1)	$7	$529	$7	$1,664
Net operation income	7	529	7	1,664
Costs and expenses
General and administrative expenses	3,981	2,156	17,252	7,018
	3,981	2,156	17,252	7,018
Operating loss	(3,974)	(1,627)	(17,245)	(5,354)
Other (expenses) income, net (2)	(1,208)	2,472	(1,015)	5,774
Interest income	1,485	1,677	4,558	6,001
Gain on disposal of property	—	—	6,763	—
Write off of demolished building	—	—	(35)	—
(Loss) income before income tax	(3,697)	2,522	(6,974)	6,421
Consolidated net (loss) income	(3,697)	2,522	(6,974)	6,421
Functional currency translation adjustment	(7,647)	1,701	(11,146)	4,052
Other comprehensive (loss) income (3)	(7,647)	1,701	(11,146)	4,052
Consolidated comprehensive (loss) income(4)	$(11,344)	$4,223	$(18,120)	$10,473
(Loss) income earnings per share
Basic	$(0.10)	$0.07	$(0.18)	$0.18
Diluted	$(0.10)	$0.07	$(0.18)	$0.17
Weighted average number of shares (’000)
Basic	38,159	36,927	37,756	36,656
Diluted	38,159	37,731	37,756	37,332

 Notes:

(1)	The property at the site of Inno City - Phase II in Gushu was rented to a third party lessee with a term that ended in October 2017.
(2)	Other (expenses) income, net, include an exchange loss of $1.3 million for the three months ended September 30, 2018.
(3)	An increase in other comprehensive loss due to foreign exchange translation.
(4)

Consolidated net loss for the three months ended September 30, 2018 mainly include general and administrative expenses of $4.0 million and exchange loss of $1.3 million as a result of the depreciation of Renminbi against the US dollar in the third quarter of 2018; offset in part by interest income of $1.5 million earned from time deposits.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(In Thousands of US dollars)

	Unaudited September 30,	Audited December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents(1)	$47,192	$165,173
Short term investments(1)	93,750	—
Prepaid expenses and other receivables	6,495	5,100
Total current assets	147,437	170,273
Long term investments	2,198	2,319
Real estate properties under development, net(2)	72,409	52,460
Property, plant and equipment, net	31,417	36,976
Other assets	—	49
Total assets	$253,461	$262,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,613	$5,705
Accrued expenses and other payables	2,624	1,500
Dividend payable	2,646	10,514
Total current liabilities	22,883	17,719
Financial lease payable	$9	—
Total liabilities	22,892	17,719
EQUITY
Shareholders’ equity:
Common shares	378	376
Additional paid-in capital	254,236	249,856
Retained earnings	(7,049)	(24)
Accumulated other comprehensive loss(3)	(16,996)	(5,850)
Total shareholders’ equity	230,569	244,358
Total liabilities and shareholders’ equity	$253,461	$262,077

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $93.8 million and nil as at September 30, 2018 and December 31, 2017, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)

Capitalization on project investment $17.8 million for third quarter of 2018, totaling $23.4 million for the nine months ended September 30, 2018 and our accumulated project investment was $72.4 million up to September 30, 2018.

(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(In Thousands of US dollars)

	Unaudited Three months ended September 30,		Unaudited Nine months ended September 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(3,697)	$2,522	$(6,974)	$6,421
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	959	85	2,934	244
Gain on disposal of property, plant and equipment	—	—	(6,956)	(41)
Write off demolished building	—	—	35	—
Share-based compensation expenses	370	220	2,371	823
Unrealized exchange loss(gain)	450	(3,936)	1,739	(6,186)
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(1,190)	(106)	(1,592)	167
(Decrease) increase in accrued expenses and other payables	(3,018)	(1,012)	646	423
Total adjustments	(2,429)	(4,749)	(823)	(4,570)
Net cash (used in) provided by operating activities	$(6,126)	$(2,227)	$(7,797)	$1,851
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	$(4,432)	$(1,899)	$(9,956)	$(4,870)
Purchase of property, plant & equipment	(835)	(6)	(1,431)	(135)
(Increase) decrease in deposits for real estate properties under development	(99)	11	17	(155)
Decrease (increase) in deposits for purchase of property, plant and equipment	137	—	(11)	(13,383)
Proceeds from disposal of property, plant and equipment	—	—	9,706	67
Proceeds from disposal of demolished building	—	—	197	—
Proceeds from disposal of other asset	—	—	50	—
(Increase) decrease in short term investments	(91,839)	44,715	(93,750)	79,659
Net cash (used in) provided by investing activities	$(97,068)	$42,821	$(95,178)	$61,183
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,646)	$(2,562)	$(7,919)	$(7,670)
Proceeds from shares issued for option exercise	—	3,011	1,544	3,885
Net cash (used in) provided by financing activities	$(2,646)	$449	$(6,375)	$(3,785)
Net (decrease) increase in cash and cash equivalents	$(105,840)	$41,043	$(109,350)	$59,249
Cash and cash equivalents at beginning of period	158,091	115,985	165,173	94,558
Effect of exchange rate changes on cash and cash equivalents and short term investments	(5,059)	4,379	(8,631)	7,600
Cash and cash equivalents at end of period	$47,192	$161,407	$47,192	$161,407

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2017, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ended December 31, 2018.

3.

Accumulated other comprehensive (loss) income represents foreign currency translation adjustments. The consolidated comprehensive (loss) income was $(11,344) and $4,223 for the three months ended September 30, 2018 and 2017, respectively, and was $(18,120) and $10,473 for the nine months ended September 30, 2018 and 2017, respectively.

4.	A summary of the operation income, other (expenses) income, net, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$7	$529	$7	$1,664
OTHER (EXPENSES) INCOME, NET:
- (Loss) gain on exchange difference	$(1,328)	$2,624	$(1,386)	$6,163
- Loss from Wuxi operations	—	(167)	—	(463)
- Others	120	15	371	74
Total other (expenses) income, net	$(1,208)	$2,472	$(1,015)	$5,774
NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(1,361)	$(635)	$(5,064)	$(1,467)
- Hong Kong	(2,336)	3,157	(1,910)	7,888
Total net (loss) income	$(3,697)	$2,522	$(6,974)	$6,421

	September 30, 2018	December 31, 2017
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$72,409	$52,460
- Property, plant and equipment in PRC, excluding Hong Kong	31,275	33,894
- Hong Kong	142	3,082
Total long-lived assets	$103,826	$89,436